                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 1999

                                 HOLLINGER INC.

                 (Translation of registrant's name into English)

                                10 Toronto Street
                            Toronto, Ontario M5C 2B7
                                     CANADA

                    (Address of principal executive offices)

                   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F  x

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No  x

                                  EXHIBIT LIST


Exhibit             Description
       99.1         Interim Report of Hollinger Inc. for the nine months ended
                    September 30, 1999

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 1999

                                 HOLLINGER INC.


                                 by:  /s/ Charles G. Cowan, Q.C.
                                      --------------------------
                                      Name:        Charles G. Cowan, Q.C.
                                      Title:       Vice-President and Secretary